UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 10, 2008, Wavecom S.A. (“Wavecom” or the “Company”) included the following article in its internal employee newsletter.

Wavecom security holders, other investors and employees are urged to read carefully the Tender Offer Statement on Schedule TO when it is filed by Sierra Wireless with the U.S. Securities and Exchange Commission (the “SEC”) and the note d’information when it is filed by Sierra Wireless with the Autorité des Marchés (the “AMF”), as well as the Schedule 14D-9 when it is filed by Wavecom with the SEC and the note en réponse when it is filed by Wavecom with the AMF, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders, other investors and employees will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com) and such materials filed by Wavecom will also be available for free at Wavecom’s website (www.wavecom.com).

From Wavecom’s internal employee newsletter (December 10, 2008)

SIERRA WIRELESS UPS THE OFFER FOR WAVECOM

The pursuit for Wavecom took another turn on Tuesday, December 2nd when Sierra Wireless, a global leader in wireless modems for mobile computing and M2M, made an all-cash bid of €8.50, which is €1.50 per share more than the offer made by Gemalto just 2 months ago.

In presentations to the press and on investor conference calls from Paris, Jason Cohenour, CEO of Sierra Wireless called the combining with Wavecom a “natural fit” and one that would create a global leader in wireless data. He went on to say “the two companies share a common culture and I see low risk in integration.”

In a meeting with the ILM staff, Ron Black confirmed that Wavecom has known Sierra Wireless as both an industry peer and customer for a long time which made discussions about combining easier.

Making Wavecom a part of Sierra Wireless is in-line with two of their strategic objectives; namely growth in the M2M space and geographic expansion, especially into Europe, where they currently have a small team headquartered in the UK.

Regarding Sierra Wireless’ intentions in France, they have stated that they expect Wavecom operations and employees to form the backbone of their European expansion plans.

The two businesses together should have the most comprehensive product portfolio in the industry while representing significant presence and market share in all regions worldwide. In addition, the unparalleled R&D capabilities are expected to make it a clear leader in advanced wireless data and technology innovation.

The transaction should close some time in the first quarter 2009. A question box has been opened for Wavecom employees regarding this transaction:

http://www.wavecom.com/modules/movie/

scenes/home/index.php?fuseAction=companyReunion

Sierra Wireless CEO, Jason Cohenour (left) and CFO Dave McLennan. Sierra Wireless’ Corporate offices are near Vancouver, BC, Canada.

Wavecom security holders, other investors and employees are urged to read carefully the Tender Offer Statement on Schedule TO when it is filed by Sierra Wireless with the U.S. Securities and Exchange Commission (the “SEC”) and the note d’information when it is filed by Sierra Wireless with the Autorité des Marchés (the “AMF”), as well as the Schedule 14D-9 when it is filed by Wavecom with the SEC and the note en réponse when it is filed by Wavecom with the AMF, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders, other investors and employees will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com) and such materials filed by Wavecom will also be available for free at Wavecom’s website (www.wavecom.com).

This article contains forward-looking statements or forward looking information, within the meaning of the applicable U.S., French and Canadian securities laws, including with respect to the offers for the shares, ADSs and OCEANEs of Wavecom, the future business performance of Wavecom and Sierra Wireless and their respective operational plans, potential future synergies between the companies, their financial results and objectives and the successful completion of the transaction. Risks, including those described in Wavecom’s and Sierra Wireless’ regulatory filings and in particular, future economic and market conditions, could cause actual results to differ materially from these statements.